SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                          SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                      (Amendment No. 15)*


 	   American Indemnity Financial Corporation
                        (Name of Issuer)


               Common Stock, $3.33 1/3 par value
                 (Title of Class of Securities)


                          026759-10-0
                         (CUSIP Number)




*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                              Page 1 of 5 Pages

CUSIP NO. 026759-10-0       13 G            Page  2  of 5 Pages
_____________________________________________________________________________
    1    NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

         J. F. Seinsheimer, Jr.
         S.S. No. ###-##-####
____________________________________________________________________________
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)   [ ]

                                             (b)   [x]
____________________________________________________________________________
    3    SEC USE ONLY


____________________________________________________________________________
    4    CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
____________________________________________________________________________
                  5    SOLE VOTING POWER

                       0 shares
   NUMBER OF      ___________________________________________________________
    SHARES        6    SHARED VOTING POWER
 BENEFICIALLY
    OWNED              576,880 shares*
   BY EACH        ___________________________________________________________
  REPORTING       7    SOLE DISPOSITIVE POWER
   PERSON
    WITH               0 shares
                  ___________________________________________________________
                  8    SHARED DISPOSITIVE POWER

                       576,880 shares*
_____________________________________________________________________________
    9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         576,880 shares
_____________________________________________________________________________
   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**

                                                                       [ ]
_____________________________________________________________________________
   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         29.6%
_____________________________________________________________________________
   12    TYPE OF REPORTING PERSON*

         IN
_____________________________________________________________________________

                                                           Page 2 of 5 Pages

Item 1(a)  Name of Issuer:

           American Indemnity Financial Corporation

Item 1(b)  Address of Issuer's Principal Executive Offices:

           One American Indemnity Plaza
           Galveston, Texas 77550

Item 2(a)  Name of Person Filing:

           J. Fellman Seinsheimer, Jr.

Item  2(b) Address  of Principal Business Office  or,  if  none,
           Residence:

           4809 Woodrow
           Galveston, Texas 77551

Item 2(c)  Citizenship:

           U.S.A.

Item 2(d)  Title of Class of Securities:

           Common Stock, $3.33 1/3 par value (the "Common Stock")

Item 2(e)  CUSIP Number:

           026759-10-0

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

           Not applicable.

Item 4     Ownership:

           (a) Amount Beneficially Owned:

               576,880



          (b) Percent of Class:

              29.6%
                                               Page 3 of 5 Pages

          (c) Sole Voting Power:  0 shares
              Shared Voting Power:  576,880 shares*
              Sole Dispositive Power:  0 shares
              Shared Dispositive Power:  576,880 shares*

   *As of December 31, 1996, Mr. Seinsheimer shared voting and dispositive power over 38,095 shares (2.0%) of the Company's Common Stock with his son, J. Fellman Seinsheimer, III, as co-trustees of the Jessie Lee Seinsheimer Trust. Pursuant to powers of attorney granted by Mr. Seinsheimer to his son, J.
F. Seinsheimer, III, Mr. Seinsheimer and J. Fellman Seinsheimer, III share voting and dispositive power over the 67,015 shares (3.4%) of the Company's Common Stock owned of record by Mr. Seinsheimer. Additionally, as co-trustee of the Irma K. Seinsheimer Trust (the "Trust"),Mr. Seinsheimer has shared voting and dispositive power with respect to 471,770 shares (24.2%) of Common Stock beneficially owned by the Trust. These shares of Common Stock are held by the Trust for the benefit of J. F. Seinsheimer, Jr. and his children. The income from the Trust is distributed to Mr. Seinsheimer, and upon his death, the remainder will be divided among his children. Of the 471,770 shares of Common Stock beneficially owned by the Trust, 7,675 shares are owned of record and 464,095 shares are owned by two corporations controlled by the Trust, namely, American Finance Company of Galveston and United States Securities Corporation, that owned of record 289,764 shares and 174,331 shares of the Common Stock, respectively.

                                                Page 4 of 5 Pages

Item 5    Ownership of Five Percent or Less of a Class:

          Not applicable.

Item  6   Ownership  of  More than Five Percent  on  Behalf  of
          Another Person:

          Not applicable.

Item 7    Identification  and Classification  of  the  Subsidiary
          Which  Acquired the Security Being Reported on  By  the
          Parent Holding Company:

          Not applicable.


Item 8    Identification and Classification of Members  of  the
          Group:

          Not applicable.

Item 9    Notice of Dissolution of Group:

          Not applicable.

Item 10   Certification:

          Not applicable.

                                               Page 5 of 5 Pages

                           Signature


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      February 14, 1997
                                      __________________
                                             Date



                                  /s/ J. F. Seinsheimer, Jr.
                                  ____________________________
                                    J. F. Seinsheimer, Jr.

                                               Page 5 of 5 Pages